CNIT Reports $1.1 Million Net Income Attributable to the Company in Nine Months
ended September 30, 2017
vs. $10.1 Million Net Loss in Nine Months ended September 30, 2016

SHENZHEN, China, November 13, 2017 -- China Information Technology, Inc. (Nasdaq: CNIT), a provider of internet-based ad distribution and ad display terminal sharing systems in China, today announced that, for the nine months ended September 30, 2017 the Company had revenue of $12.2 million, a 97% increase from revenue of $6.2 million for the nine months ended September 30, 2016. CNIT had net income attributable to the Company of $1.1 million, or $.03 per share, for the nine months ended September 30, 2017, compared to a net loss of $10.1 million, or ($.25) per share, for the nine months ended September 30, 2016.

Excluding non-cash items mainly in the categories of depreciation of fixed assets, amortization of intangible assets, stock-based compensation, provision for obsolete inventories, and provision for bad debt reserve on accounts receivable, the Company had adjusted net income for the nine months ended September 30, 2017 of $3.9 million, or $.10 per share, compared to an adjusted net loss of $4.4 million, or ($.11) per share, for the comparable period a year ago.

Weighted average number of shares outstanding was 40,231,159 for the nine months ended September 30, 2017 and 40,156,730 for the nine months ended September 30, 2016.

As of September 30, 2017, the Company had about $1.8 million in cash and cash equivalents, short-term debt of $7.5 million and accounts payable of $7.8 million, compared to cash and cash equivalents of $3.8 million, short-term debt of $7.8 million and accounts payable of $6.0 million at the end of calendar year 2016.

CNIT’s increased nine-month revenue compared to the same period of last year was the result of increased sales of the Company’s cloud-based ad terminals and related software. The Company’s transition to profitability compared to the prior-year nine-month period was mainly the result of its continuing transformation from a traditional information technology (TIT) provider to the government sector over to a cloud-based technology (CBT) solutions provider to private enterprise, a move that generates comparably higher gross margins.

During the nine months ended September 30, 2017, about 95% of the Company’s revenue was derived from its CBT segment and 5% from its TIT segment, compared to 85% and 15%, respectively, in the nine months ended September 30, 2016. The CBT segment achieved a 46% gross margin in the nine months ended September 30, 2017 while the TIT segment achieved a 25% gross margin, compared to 37% and -16%, respectively, in the nine months ended September 30, 2016. In the nine months ended September 30, 2017, the Company recognized revenue from related parties of $5.7 million, 47% of total revenue, mainly comprised of sales of its cloud-based ad terminals and software to Shenzhen Taoping New-media Company Limited and its affiliates. Shenzhen Taoping is 56% owned by Mr. Jianghuai Lin, the Company’s Chairman and CEO and the largest shareholder of the Company.

Overall the Company’s gross margin increased from 29% for the nine months ended September 30, 2016 to 45% for the same period of 2017. Gross margin generated from related parties for the sales of cloud-base ad terminal and software for the nine months period in 2017 was 38%.

CNIT has improved bottom line performance compared with nine-month period in 2016, which was driven by a $4.3 million decrease in general and administrative expenses and a $1.6 million decrease in impairment on goodwill and intangible assets. The decrease in general and administrative expense was mainly due to the reduction in headcount of compensation and benefits related to TIT segment, a decrease in bad debt provision and inventory reserve in current period. There was no impairment of goodwill and intangible assets in the nine-month period in 2017 because the goodwill and intangible assets generated from business combination were fully impaired as of December 31, 2016.

R&D expenses for the nine months ended September 30, 2017 increased about $0.5 million compared to the nine months ended September 30, 2016, primarily due to the increase of amortization of software for the CBT segment. Selling expenses for the nine months of 2017 decreased about $0.3 million to $0.7 million from the nine months ended September 30, 2016, mostly due to a reduction of sales force for the Company’s TIT business.

Other income for the nine months ended September 30, 2017 was $0.4 million, compared to other loss of $0.7 million for the same period of 2016. Other income for the nine months ended September 30, 2017 was mainly due to adjustments to certain liabilities based on internal review and advice from the Company’s Chinese legal counsel as a result of the expiration of the creditor’s statute limitation of legal actions according to relevant regulations of the General Principles of Civil Law of the People's Republic of China.

Income tax benefit for the nine months of 2017 was $1.0 million, an increase of $0.7 million from the same period of 2016, due mainly to adjustments between book and corporate tax returns for certain tax liabilities as a result of the expiration of corporate tax retrospection according to relevant regulations of the Law of Administration of Tax Collection of the People's Republic of China.

“We are proud of CNIT’s accomplishments thus far in 2017 and are very excited about our outlook for 2018,” said CEO and Chairman Mr. Jianghuai Lin. “In addition to our significant improvement in financial performance, in the third quarter we continued to expand the national market coverage of our new-media sharing product and platform, and signed 8 cloud-based ad terminal and software contracts with a total amount of $10.6 million, which has built a very solid foundation for Q4 and beyond.”

The CEO projected that, as a result of these trends, CNIT is confident to achieve its projection of 2017 revenue of $17 to $19 million, and increased the forecast on its adjusted net income to the range of $4.6 to 5.0 million, from the previously predicted $3.2 to $3.6 million.

Revenue in 2018, he said, is expected to range from $30 to $33 million, with adjusted net income of $9 to $11 million.

In 2019, he added, revenue could possibly be between $55 and $60 million, with adjusted net income of $20 to $23 million. Revenue in 2019 is expected to be derived evenly between equipment and services, the latter of which traditionally yields higher profit margins.

About Non-GAAP Financial Measures
This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors because they exclude non-cash charges that management excludes when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expense arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Company’s financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measure. However, the Company’s management compensates for these limitations by providing the relevant disclosure of the items excluded.

The following table presents the non-GAAP financial measures contained in this press release and the most directly comparable GAAP measures and provides a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Nine Months Ended September 30, 2017 and 2016 Reconciliation of Net Income
(Loss) Attributable to the Company and EPS
to Exclude Amortization of Intangible Assets, Depreciation, Stock-based Expenses,
Provision for Losses on Accounts Receivable and Other Asset Write-downs

	Nine Months	Nine Months
	Ended	Ended
	September 30, 2017	September 30, 2016
	(Unaudited)	(Unaudited and
		Unreviewed)
Net income (loss) attributable to the Company	$1,112,819	$(10,115,630)
Provision for losses on account receivables	213,949	1,532,930
Provision for obsolete inventories	81,047	304,360
Depreciation	1,438,420	1,282,132
Amortization of intangible assets	612,799	639,822
Impairment of goodwill and intangible assets	-	1,642,690
Stock-based compensation	404,899	210,990
Change in fair value of warrant liability	(3,720)	118,637
Adjusted net income (loss)	$3,860,213	$(4,384,069)

Weighted average number of shares Outstanding
– Basic and diluted	40,231,159	40,156,730

Adjusted (loss) earnings per share
– Basic and diluted	$0.10	$(0.11)

About China Information Technology, Inc.
China Information Technology, Inc. (CNIT) is a leading Internet service company that provides integrated cloud-based solutions enabling innovation and smart living in the fields of new media, elevator safety management, education, etc. Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement
This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “will”, “would”, “could”, "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86-755-8370-4767
Email: IR@chinacnit.com
http://www.chinacnit.com
or
Dragon Gate Investment Partners LLC
Tel: +1(646)-801-2803
Email: cnit@dgipl.com

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2017 AND DECEMBER 31, 2016
Expressed in U.S. dollars (Except for share amounts)

		December
	September 30,	31,
	2017	2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,782,149	$3,752,375
Accounts receivable, net	4,899,186	3,019,349
Accounts receivable, net –related party and its affiliates	2,945,059	-
Advances to suppliers	534,685	235,877
Inventories	1,701,781	1,477,783
Other current assets	3,723,342	7,159,803
TOTAL CURRENT ASSETS	15,586,202	15,645,187
Long-term investments	45,077	43,205
Property, plant and equipment, net	9,821,407	8,674,850
Intangible assets, net	997,134	1,556,306
Other non-current assets	8,625,273	8,267,016
TOTAL ASSETS	$35,075,093	$34,186,564
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$7,510,095	$7,799,852
Accounts payable	7,780,155	5,993,211
Advances from customers	210,959	1,668,049
Advances from customers-related party and its affiliates	1,059,625	-
Accrued payroll and benefits	263,924	285,284
Other payables and accrued expenses	2,316,361	3,044,779
Derivative Liability – Warrants	-	3,719
Income tax payable	1,634,266	2,589,422
TOTAL LIABILITIES	20,775,385	21,384,316

EQUITY
Ordinary shares, par $0.01; authorized capital 100,000,000 shares; shares issued, September 30, 2017: 40,231,159 shares; December 31, 2016: 41,633,607 shares; shares outstanding, September 30, 2017: 40,231,159 shares; December 31, 2016: 40,231,159 shares	412,719	426,744
Treasury shares, September 30, 2017:0 share; December 31, 2016: 1,402,448 shares	-	(7,117,500)
Additional paid-in capital	139,173,929	145,742,163
Reserve	13,812,095	13,812,095
Deficit earnings	(172,141,028)	(173,149,696)
Accumulated other comprehensive income	23,928,204	23,994,357
Total equity of the Company	5,185,919	3,708,163
Non-controlling interest	9,113,789	9,094,085
Total equity	14,299,708	12,802,248

TOTAL LIABILITIES AND EQUITY	$35,075,093	$34,186,564

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in U.S. dollars (Except for share and per amounts)

	Nine Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2016
	(Unaudited)	(Unaudited and
		Unreviewed)

Revenue – Products	$3,114,796	$5,644,201
Revenue – Products - related party and its affiliates	4,234,954	-
Revenue – Software	2,795,922	156,686
Revenue – Software - related party and its affiliates	1,443,685	-
Revenue - System integration	40,631	342,262
Revenue - Others	580,690	72,448
Revenue – Others –related party and its affiliates	19,567	-
TOTAL REVENUE	12,230,245	6,215,597

Cost - Products	6,444,188	3,661,945
Cost - Software	176,851	178,262
Cost - System integration	54,245	494,275
Cost – Others	7,248	75,260
TOTAL COST	6,682,532	4,409,742

GROSS PROFIT	5,547,713	1,805,855

Administrative expenses	2,151,100	6,473,273
Research and development expenses	2,913,372	2,365,254
Selling expenses	708,721	1,043,694
Impairment on goodwill and intangible assets	-	1,642,690
LOSS FROM OPERATIONS	(225,480)	(9,719,056)

Subsidy income	313,369	183,111
Other income (loss), net	369,390	(690,955)
Interest income	7,110	16,868
Interest expense	(344,333)	(405,240)
Change in fair value of warrant liability	3,720	(118,637)
LOSS BEFORE INCOME TAXES	123,776	(10,733,909)

Income tax benefit	1,035,926	351,935

NET INCOME (LOSS)	1,159,702	(10,381,974)
Less: Net (income) loss attributable to the non- controlling interest	(46,883)	266,344
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	$1,112,819	$(10,115,630)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	40,231,159	40,156,730
Diluted	40,231,159	40,156,730

(LOSS) EARNINGS PER SHARE-BASIC AND DILUTED
Basic	$0.03	$(0.25)
Diluted	$0.03	$(0.25)

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in U.S. dollars

	Nine Months Ended September 30, 2017 (Unaudited)	Nine Months Ended September 30, 2016 (Unaudited and Unreviewd)
OPERATING ACTIVITIES
Net income (loss)	$1,159,702$	(10,381,974)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Impairment of property and equipment	-	-
Provision for losses on accounts receivable	213,949	1,532,930
Depreciation	1,438,420	1,282,132
Amortization of intangible assets	612,799	639,822
Stock-based expenses	404,899	210,990
Stock-based payment for consulting fee	7,181	-
Impairment of goodwill and intangible assets	-	1,642,690
Gain on disposal of property and equipment, net	(7,788)	(6,065)
Loss on disposal of inventories	105,041	605,963
Provision for inventory allowance	81,047	304,360
Change in deferred income tax	-	(242,224)
Change in fair value of warrant liability	(3,720)	118,637
Changes in operating assets and liabilities
Decrease (increase) in restricted cash	-	722,576
(Increase) decrease in accounts receivable	(1,764,312)	255,036
(Increase) decrease in advances to suppliers	(321,327)	2,053,714
Decrease (increase) in other receivables and prepaid expenses	3,625,403	4,386,923
(Increase) decrease in inventories	(297,707)	(3,007,774)
(Decrease) increase in accounts payable and bills payable	824,959	(1,241,129)
Decrease in advances from customers	(1,495,655)	(950,179)
(Increase) in accounts receivable from related party and its affiliates	(2,880,123)	-
Increase in advances from customers from related party and its affiliates	1,036,261	-
Decrease in amounts due to/from related parties		374,387
(Decrease) increase in accrued expenses and other liabilities	(837,500)	(2,748,260)
(Decrease) increase in income tax payable	(1,038,961)	(114,622)
Net cash provided by (used in) operating activities	862,568	(4,562,067)

INVESTING ACTIVITIES
Proceeds from sales of property and equipment	7,788	298,459
Purchases of property, plant and equipment	(1,461,453)	(2,024,109)
Cash received from sale of Zhongtian and Geo	-	12,428,310
Net cash (used in) provided by investing activities	(1,453,665)	10,702,660

FINANCING ACTIVITIES
Borrowings under short-term loans	2,938,860	6,080,480
Repayment of short-term loans	(3,552,788)	(14,778,911)
Repayment of long-term loans	-	(214,484)
Purchase of treasury stock	-	(383,281)
Decrease in restricted cash in relation to bank borrowings	-	130,033
Net cash used in financing activities	(613,928)	(9,166,163)
Effect of exchange rate changes on cash and cash equivalents	(765,201)	353,301
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,970,226)	(2,672,269)
CASH AND CASH EQUIVALENTS, BEGINNING	3,752,375	3,786,846
CASH AND CASH EQUIVALENTS, ENDING	$1,782,149	$1,114,577

Supplemental disclosure of cash flow information:
Cash paid during the first nine months of 2017 and 2016

Income taxes	$3,034	$-
Interest	$344,333	$405,240